MAR-1-2005 15:59 FROM: 0:13235765368 P.1



05044017

6/30/05

cm 9/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 30 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-52483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles, CA (City) (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. L. Mercadante 323 466 6948
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELVIN CROSBY & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

1800 N. Highland Ave., Suite 604, Los Angeles, CA 90028
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/21/05

Jun-07-05 12:24P P.03

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

MAR-1-2005 13:35 FROM: TO:13235765368 P.2

OATH OR AFFIRMATION

I, Thomas J. L. Mercadante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 04 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CCO/CEO.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed & sworn to before me this 4th day of June 2005
by Thomas Mercadante
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature


KEVIN RAMIREZ
Commission # 1411216
Notary Public — California
Los Angeles County
My Comm. Expires Apr 14, 2007

P.04

Jun-07-05 12:25P

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2004

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

CONTENTS

PART 1

SCHEDULE

PART II

MELVIN CROSBY& ASSOCIATES, INC.
Melvin E. Crosby, CPA
1800 N. Highland Avenue, Suite 604
Hollywood, CA 90028

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statements of financial condition of GoNow Securities, Inc. as of December 31, 2004 and related statements of income (loss), changes in shareholder's equity and cash flows for the year ended December 31, 2004. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the several financial statement presentations. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, said financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2004 and the results of its operations, shareholder's equity and cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Melvin E. Crosby, CPA

Los Angeles, California
February 28, 2004.

GONOW SECURTIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$ 11,325.95
Due from former officer, net of allowance for bad debts $13,415.00	-
CRD account	82.50
Total assets	$ 11,408.45

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Shareholder's equity

Common stock	--
Additional paid in capital	265,766.20
Accumulated deficit	(254,358.75)
Total liabilities and Shareholder's equity	$ 11,408.45

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue		
Interest Income	$ 62.14	
Other Income	2.34	
	64.48	
Operating Expenses		
Bad debt		13,415.00
Bank Charges		55.00
Insurance -- General liability		494.00
Professional Fees		11,675.00
NASD Fees & Assessment		4,145.00
Postage & Delivery		18.80
Rent		1,200.00
Total Expenses	41,137.28	
(Loss) before income tax	(40,946.28)	
Provision for income taxes	--	
Net (Loss)	$(40,946.28)	

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2003	--	$ --	$246,508	$(236,212)	10,296
Capital Contributed			41,137		41,137
Net (Loss)				(40,946)	(40,946)
Balance, December 31, 2004			287,645	277,158	10,487

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Activities	
Net loss from operations	$(16,323)
Increase in CRD account	(83)
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities Capital Contributed	41,137
Increase in Cash	5009
Cash: Beginning of the Year	6,316
Cash: End of the Year	$ 11,325
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 – GENERAL AND ORGANIZATION

GoNow Securities, In., the Firm, was formed in July 2000 as a Nevada Corporation. The Firm is a registered Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). During 2004 the Firm remained inactive as it has since purchase in 2001. NASD Rule 1017 is pending.

NOTE 2 – NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See p.9 net capital calculation.

NOTE 3 – DUE FROM FORMER OFFICER

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President .The matter has been investigated and being referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility.

NOTE 4 - SUBSEQUENT EVENT

From January to September 2004, RND Resources, Inc. and it's owners, Mr. Dabesish "Dave" Banerjee and wife Radhi Banerjee compiled and filed financials and FOCUS reports for the Firm. In all of these first three quarters the Banerjee's used a constant amount of $3, 980.00 as balance standing in the NASD CRD account credit of the Firm. This gave rise to incorrect ownership equity at the end of each quarter and by the end of third quarter 2004 as $13,300. At beginning of fourth quarter 2004 the Firm's then Principal Mr. Ath Kingsley Okun compiled financials, and filed the Firm's 4th quarter Focus report reflecting ownership equity at $11,409 by using the correct NASD CRD account balance of the Firm of $83.00 along with the allowable assets being only the cash then at hand at the Firm's bank of America accounts of $11,326.00 NASD District 2 noted this discrepancy to the Firm's attention, however the Banerjees refused to correct their errors and so the Firm had to again as in previous year retain another accounting Firm to correct the work product of the Banerjees for auditable books that was completed on Friday February 25, 2005 at additional fees and audit filing delays to the Firm.

NOTE 5 – USE OF ESTIMATES

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

NOTE 6 – CUSTOMER PROTECTION RULE

GoNow Securities, Inc does not carry customer accounts or hold customer funds, and does not perform custodial functions related to customer securities. GoNow Securities, Inc claims exemption from the Rule 15c-3 pursuant to Subsection (k)(2)(ii).

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of Financial condition	$11,409
Less Non Allowable Asset CRD account	(83)
NET CAPITAL	$ 11,326

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 6,327
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$11,326

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is reconciliation, as of December 31, 2004 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

Net capital per FOCUS report	$11,326
Post closing bookkeeping adjustment	0
Net capital –Audited	$ 11,326

The accompanying notes are an integral part of these financial statements

PART II

CO NOW SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

MELVIN CROSBY & ASSOCIATES, INC.
Melvin E. Crosby, CPA
1800 N. Highland Avenue, Suite 604
Hollywood, CA 90028

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Firm") for the year ended December 31, 2004. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm :(1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Melvin E. Crosby, CPA
Los Angeles, California
June 03, 2005